September 14, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.
Form 10-K
Filed February 24, 2012
File No. 1-33209

Dear Mr. O’Brien:

This letter responds to the comments raised in your letter dated August 29, 2012 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2011 (the “Form 10-K”) and of Altra Holdings, Inc. (“we” or the “Company”). We have repeated your comments 1 through 5 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Critical Accounting Policies, page 35

1.	Comment: We have read your response to the second bullet of comment 1 in our letter dated June 21, 2012 and Appendix A. Notwithstanding your ongoing re-evaluation described in your letter, it is not clear how the gross profit margins of Engineered Couplings (Couplings) and Heavy Duty and Overrunning Clutches Brakes (HDOCB) have been similar to the gross profit margins of the other four operating segments in all periods shown, and can therefore be appropriately aggregated into the same reportable segment. Please explain in detail providing quantitative support where necessary. Please note that the primary requirement in determining whether two or more components of an operating segment are economically similar is their long term financial performance, and then the various qualitative characteristics outlined by the guidance contained in ASC 280-10-50-11

Response:

In accordance with ASC 280-10-50-11 we evaluate certain quantitative factors when determining how to present our operating segments in our financial statements. We review certain financial information including gross profit as part of our determination if our six operating segments have similar economic characteristics.

Due to the nature of our businesses and the recent volatility in global economic conditions, in evaluating long term financial performance of our businesses, we reviewed historical quantitative information covering a period longer than the three year period of data requested by the Staff in its original June 21, 2012 comment letter and supplied in our response dated August 10, 2012. In

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

addition, short term profitability can be affected by multiple factors including restructuring, profit improvement plans, capacity within our plants and the external economic environment. Specifically, we reviewed the average gross profit margin for the six years ended December 31, 2011 (attached as Appendix A) to determine if the operating segments had similar long-term financial performance. Due to the manufacturing nature of our business, our financial performance is impacted greatly by capacity and volume changes within our plants. Due to the plant consolidations that have occurred or are in process and volatility within the economic environment, we reviewed more history when determining if the operating segments continued to have similar long term economic characteristics. We do not believe that this unique economic environment will continue in the long-term and do not believe that any short-term differences in our gross profit margins indicate a diversion in our economic characteristics because our operating segments have similar long-term gross profit margins over the six year period.

In reviewing this information we noted that our average gross profit margins for the six years ended December 31, 2011 reflect that our operating segments have similar economic characteristics.

In addition to reviewing the quantitative factors as shown above, the Company also reviewed the other qualitative aggregation criteria in accordance with 280-10-50-11.

The Company solely manufactures components that transmit and control motion and power (mechanical power transmission products.) The Company has six operating segments that produce mechanical power transmission products.

All of the Company’s products are sold by one global sales force and the Company has one global marketing function with the exception of the Bauer gear motor business, acquired in May 2011, for which the Company is developing a plan to integrate sales and marketing activities. The Company serves its customers on a global basis across all segments. The Company supplies products that in many instances can be found on the same piece of equipment. For example, our customers could have product supplied from multiple operating segments on one piece of machinery. Strategic markets and industries are determined for the entire company and then targeted by the brands within the segments.

All of the operating segments have common manufacturing and production processes.

Each segment includes machine shops which use similar equipment and manufacturing techniques to produce industrial components that transmit and control motion and power. Each of the segments uses common raw materials, such as aluminum, steel and copper. The Company purchases these materials and negotiates procurement contracts using one global purchasing function.

The Company serves the general industrial market by selling to original equipment manufacturers (“OEM”) and distributors. The global sales force sells certain products from multiple operating segments to one customer. The Company’s OEM and distributor customers serve the general industrial market.

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

Resource allocation decisions such as capital expenditure requirements and headcount requirements are made at a consolidated level and allocated to the individual operating segments by the CODM.

As a result of our review of the long-term quantitative factors and all of the qualitative factors mentioned above, we concluded that it was appropriate to aggregate our six operating segments into one reportable segment.

As mentioned in our previous response, our CODM is continuing his project to review how we look at the business and to potentially change our operating segments going forward.

Form 10-Q for the period ended June 30, 2012

14. Commitments and Contingencies, page 14

2.	Comment: We have read your response to comment 5 in our letter dated June 21, 2012 and the revisions made herein. You have told us that as of December 31, 2011, you determined that “the reasonably possible range of losses in excess of amounts already accrued was not material.” However, you state on page 76 of the Form 10-K “no amounts were accrued in the accompanying consolidated balance sheets for potential litigation” as of December 31, 2011 and 2010. Please clarify whether a material amount was accrued as of December 31, 2011, March 31, 2012, and June 30, 2012 for any matter (litigation, product liability or environmental liability), and if so, to which specific matter(s) the accrual related. We may have further comment.

Response: We advise the staff that, while there were amounts accrued for matters related to litigation, product liability, or environmental liability as of December 31, 2011, March 31, 2012, or June 30, 2012, such amounts were not material as there was no material potential liability that met the criteria for accrual under ASC 450 as of December 31, 2011, March 31, 2012, or June 30, 2012. In future filings, if appropriate, we will amend our disclosure to reflect that “no material amounts were accrued in the accompanying consolidated balance sheets for potential litigation.”

Liquidity and Capital Resources, page 33

3.	Comment: We have read your response to comment 4 in our letter dated June 21, 2012. You have told us and disclose on page 35 that inventory balances have decreased due to your focus on inventory reductions at your Altra businesses, excluding recent acquisitions. Please clarify for us and revise future filings to explain whether these inventory reductions were due to improved inventory management strategies or due to an expectation of lower sales. Explain how this trend is expected to impact your operations, liquidity and cash flows.

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

Response: We advise the staff that in applicable future filings beginning with our September 30, 2012 Form 10-Q we will include explanation that our decrease in inventory balances was due to a focus on planned inventory management efforts and that the impact of these increased efforts will positively impact working capital, and increase cash flows from operations. We advise the staff that we will also discuss in future filings beginning with our September 30, 2012 Form 10-Q our future inventory trends and the impact of such trends on our future operations, liquidity, and cash flows from operations.

16. Guarantor Subsidiaries, page 78

4.	Comment: We have read your response to comment 8 in our letter dated June 21, 2012. You have told us the Issuer generated positive operating cash flows but also generated a net loss for the year ended December 31, 2011. Therefore, as previously requested, provide a reconciliation between the Issuer’s net loss and its operating cash flows for the year ended December 31, 2011 and the quarter ended March 31, 2012. Refer to ASC 230-10-55-10 for an illustration. We also note the bulleted list you have provided of the cash inflows and outflows at the Issuer for each of these dates. Please quantify each of these cash transactions at the Issuer. For each of the “Cash inflows for the repayment of principle and interest on the intercompany loans from a Guarantor subsidiary”, break out the amount between principal and interest.

Response: We advise the staff that our response dated August 10, 2012 requires further clarification. In that response, we were reconciling our operating cash flows and we offset the issuer’s undistributed Equity in Earnings of Subsidiaries with the issuer’s Net Income in referencing the term “net loss”. To clarify, as reflected in our Form 10-K for the year ended December 31, 2011, the issuer generated net income in the year ended December 31, 2011 of $37,675. As requested a reconciliation between the issuer’s net income and operating cash flows for the year ended December 31, 2011 and quarter ended March 31, 2012, follows:

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

Year Ended December 31, 2011

Net income	37,675
Undistributed equity in earnings of subsidiaries	(39,394)
Amortization of deferred financing costs	1,391
Accretion of debt discount	2,696
Change in accounts payable and accrued liabilities	800

Net cash provided by operating activities	3,168

Quarter Ended March 31, 2012

Net income	10,516
Undistributed equity in earnings of subsidiaries	(11,092)
Amortization of deferred financing costs	291
Accretion of debt discount	784
Change in accounts payable and accrued liabilities	3,337

Net cash provided by operating activities	3,836

Below is a direct cash flow for the operating cash flows for the period ended December 31, 2011 and March 31, 2012.

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

Year to Date Period ended December 31, 2011

Cash flows from Operating Activities

Payment of interest on Senior Secured Notes	(16,864)
Payment of prepayment premium on Senior Secured Notes	(347)
Payment of interest on Convertible Notes	(1,130)
Receipt of intercompany loan - interest	18,341
Receipt of intercompany loan - principal	3,413
Other	(245)

Total cash flows from operating activities	3,168

Cash flows from Financing Activities

Proceeds from issuance of Convertible Notes	85,000
Intercompany Loan to guarantor	(85,000)
Principal payment on Senior Secured Notes	(11,955)
Receipt of intercompany loan - principal	11,955
Payment of debt issuance costs	(3,413)
Other	245

Total cash flows from financing activities	(3,168)

Year to Date Period ended March 31, 2012

Cash flows from Operating Activities

Payment of interest on Convertible Notes	(1,168)
Repayment of intercompany loan - interest	5,004

Total cash flows from operating activities	3,836

Cash flows from Financing Activities

Receipt of intercompany loan - principal	1,168
Intercompany loan to guarantor	(5,004)

Total cash flows from financing activities	(3,836)

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

5.	Comment: Please explain to us why the Issuer’s equity income of $27,158 for the year to date ended June 30, 2012 on the statement of cash flows on page 20 differs from the equity income of $18,781 shown on the statement of comprehensive income on page 18. Explain the difference between the amounts of Issuer equity income for the year-ago period ended July 2, 2011. We note no dividend activity in the financing section of the cash flow statements.

Response: After reviewing the Form 10-Q for the year to date period ended June 30, 2012, we identified an error in the unaudited Condensed Consolidating Statement of Cash Flows for the year to date periods ended June 30, 2012 and July 2, 2011. In the original June 30, 2012 Form 10-Q filing, we did not appropriately show the undistributed equity in earnings of subsidiaries at the guarantor subsidiary level in the Condensed Consolidating Statement of Cash Flows.

The table below provides disclosure of the changes to the guarantor footnote for the unaudited Condensed Consolidating Statement of Cash Flows for the year to date periods ended June 30, 2012 and July 2, 2011. These items do not impact the consolidated Balance Sheet, Statement of Comprehensive Income or Statement of Cash Flows. As a result, we will make these corrections in future filings.

		Year to Date Ended June 30, 2012
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Undistributed equity in earnings of subsidiaries
As Reported	(27,158)	—	—	27,158	—
As Adjusted	(18,781)	(8,377)		27,158	—
Net cash (used in) provided by operating activities
As Reported	(3,968)	22,699	5,568	—	24,299
As Adjusted	4,409	14,322	5,568	—	24,299
Change in affiliate debt
As Reported	3,968	(12,100)	8,132	—	—
As Adjusted	(4,409)	(3,723)	8,132	—	—
Net cash provided by (used in financing activities
As Reported	3,968	(15,351)	7,420	—	(3,963)
As Adjusted	(4,409)	(6,974)	7,420	—	(3,963)

Terence O’Brien

Securities and Exchange Commission

September 14, 2012

		Year to Date Ended July 2, 2011
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Undistributed equity in earnings of subsidiaries
As Reported	(27,942)	—	—	27,942	—
As Adjusted	(17,345)	(10,597)		27,942	—
Net cash (used in) provided by operating activities
As Reported	(5,918)	4,350	8,723	—	7,155
As Adjusted	4,679	(6,247)	8,723	—	7,155
Change in affiliate debt
As Reported	(75,603)	22,349	53,254	—	—
As Adjusted	(86,200)	32,946	53,254	—	—
Net cash provided by (used in financing activities
As Reported	5,918	19,908	52,808	—	78,634
As Adjusted	(4,679)	30,505	52,808	—	78,634

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely,

ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch Chief Financial Officer

																APPENDIX A
	2006			2007			2008			2009			2010			2011
	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	6 year average
Bearings and Engineered Components (“BEC”)	40,022	8,748	21.86%	39,234	7,617	19.41%	43,642	9,611	22.02%	29,912	6,982	23.34%	37,884	10,864	28.68%	35,981	8,406	23.36%	23%
Electric Clutch Brake (“ECB”)	176,474	42,956	24.34%	205,396	52,746	25.68%	207,154	58,226	28.11%	148,298	37,213	25.09%	179,513	45,377	25.28%	204,683	49,212	24.04%	25%
Engineered Couplings (“Couplings”)	57,381	15,730	27.41%	94,521	26,975	28.54%	120,632	34,937	28.96%	92,919	26,815	28.86%	97,078	34,657	35.70%	117,869	40,077	34.00%	31%
Gearings and Belted Drives (“G&BD”)	91,919	25,521	27.76%	131,284	41,181	31.37%	137,011	38,355	27.99%	88,821	20,152	22.69%	111,936	29,834	26.65%	129,156	31,510	24.40%	27%
Heavy Duty and Overrunning Clutches Brakes (“HDOCB”)	111,363	32,516	29.20%	136,636	38,843	28.43%	150,486	46,365	30.81%	103,433	31,536	30.49%	107,340	37,926	35.33%	138,007	52,962	38.38%	32%
Bauer	—	—	0.00%	—	—	0.00%	—	—	0.00%	—	—	0.00%	—	—	0.00%	66,066	16,862	25.52%	26%
Total Corporate	—	(21)	0.00%	0	(2,095)	0.00%	54	(1,402)	0.00%	361	322		(58)	(4,648)		—	(2,610)

Total per above	477,160	125,449		607,071	165,267		658,979	186,092		463,744	123,021		533,692	154,011		691,762	196,418
Eliminations	(14,875)			(22,695)			(23,643)			(10,898)			(13,530)			(16,950)

Total including eliminations	462,285			584,376			635,336			452,846	123,021		520,162	154,011		674,812	196,418